

Mail Stop 4628

October 13, 2016

Via E-mail
Scott C. Schroeder
Executive Vice President and
Chief Financial Officer
Cabot Oil & Gas Corporation
840 Gessner Road, Suite 1400
Houston, Texas 77024

> **Re:** **Cabot Oil & Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated October 5, 2016**
> **File No. 1-10447**

Dear Mr. Schroeder:

We have reviewed your October 5, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Business and Properties, page 7

Proved Undeveloped Reserves, page 11

1. Please clarify for us the extent to which any of the drilled but uncompleted "DUC" wells identified in your response to prior comments one and two will not be completed and the related proved undeveloped reserves converted to developed status within five years of initial disclosure. If there are any such wells, provide us with the net quantities of proved

reserves, and an explanation of the circumstances that would justify a time period longer than five years to conclude the development of those reserves.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources